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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                   SCHEDULE 14D-9/A
          Amendment No. 2 to Solicitation/Recommendation Statement Pursuant
                                 to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


           T. Rowe Price Realty Income Fund II, America's Sales-Commission-
                         Free Real Estate Limited Partnership
                              (Name of Subject Company)

           T. Rowe Price Realty Income Fund II, America's Sales-Commission-
                         Free Real Estate Limited Partnership
                          (Name of Person Filing Statement)

                        Units of Limited Partnership Interests
                            (Title of Class of Securities)

                                         None
                       (CUSIP Numbers of Classes of Securities)

                                Henry H. Hopkins, Esq.
                            T. Rowe Price Associates, Inc.
                                 100 E. Pratt Street
                              Baltimore, Maryland 21201
                                    (410) 345-6640

             (Name, Address, and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of the Person(s)
                                  filing Statement)

                                      Copies to:

          Judith D. Fryer, Esq.                   Ellisa O. Habbart, Esq.
          Greenberg, Traurig, Hoffman, Lipoff,    Ronald A. Brown, Esq.
          Rosen & Quental                         Prickett, Jones, Elliott,
          153 E. 53rd Street                      Kristol & Schnee
          New York, NY 10022                      1310 King Street
                                                  Wilmington, DE  19899




















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          THIS AMENDMENT TO SCHEDULE 14D-9 AMENDS AND SUPPLEMENTS THE
          SCHEDULE 14D-9 FILED DECEMBER 23, 1996 (THE "SCHEDULE") ON BEHALF OF T. ROWE PRICE REALTY INCOME FUND II, AMERICA'S SALES-COMMISSION-FREE REAL ESTATE LIMITED PARTNERSHIP, AS AMENDED BY AN AMENDMENT NO. 1 DATED JANUARY 24, 1997, AS SET FORTH BELOW.

          Item 2.   Tender Offer of the Bidder

               Item 2 is hereby supplemented and amended to reflect the addition of Koll Tender Corporation II as a co-bidder, the Amendment to the Schedule 14D-1 filed by the Bidders on January 14, 1997, and Supplement No. 1 to the Offer to Purchase and the related Letter of Transmittal, both dated January 14, 1997.

          Item 4.   The Solicitation or Recommendation

               Item 4(b) is hereby supplemented and amended as follows:
          The information set forth in the Letter to Limited Partners dated January 22, 1997, which is attached hereto as Exhibit 99(a)(1), and a Report on Form 8-K dated January 17, 1997 which is attached hereto as Exhibit 99(c)(6), is incorporated herein by reference.

          Item 9.   Material to be Filed as Exhibits.

               (a)(1) Letter from James S. Riepe to Limited Partners dated January 22, 1997 regarding the Lido Offer.

               (c)(6) Report on Form 8-K dated January 17, 1997 filed with the Commission on January 22, 1997 regarding the valuation of the Partnership's Units, and distributions to be paid, incorporated by reference herein.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    January 24, 1997    T. Rowe Price Realty Income
                                        Fund II, America's Sales-
                                        Commission-Free Real Estate
                                        Limited Partnership

                                        By:  T. Rowe Price Realty
                                        Income Fund II Management,
                                        Inc., General Partner of the
                                        Partnership



                                             By: /s/ James S. Riepe
                                             James S. Riepe
                                             President